

August 14, 2013

<u>Via E-mail</u>
Mr. Eugene N. Dubay
Chief Executive Officer
Atlas Pipeline Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

> **Re:** **Atlas Pipeline Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 22, 2013**
> **File No. 333-190053**

Dear Mr. Dubay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are working with the staff to address outstanding comments on your Form 10-K for the fiscal year ending December 31, 2012. Please note that any request for acceleration of effectiveness of this registration statement will be coordinated with our review of your Form 10-K for the fiscal year ended December 31, 2012.

2. We note your disclosure throughout your registration statement that the notes being registered will be "unconditionally" guaranteed. Please also characterize your guarantees as "full" or tell us why you believe such reference is inappropriate. Please provide us with your analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Specifically, please tell us how such guarantees constitute full and unconditional guarantees given that the terms of the indenture allow for the release of such guarantees under certain circumstances. In your analysis, please focus on those

release circumstances cited in Section 10.05 of the Indenture filed as Exhibit 10.2 on the Current Report on Form 8-K filed on September 28, 2012.

3. We note that you are registering the registered notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Fee Table

4. We note your reference to Rule 457(p) of the Securities Act, as amended, in the footnotes to the fee table. It is unclear to us if the offering related to the registration statement on Form S-4 (File No. 333-184804) filed on November 7, 2012 has been completed or terminated. In this regard, under Rule 457(p) fees may be transferred only after the offering has been completed or terminated, or withdrawn. If the offering related to the registration statement on Form S-4 filed on November 7, 2012 has not been completed or terminated, please revise the fee table accordingly. Alternatively, please withdraw the registration statement on Form S-4 filed on November 7, 2012, as required by Rule 457(p).

Exchange Offer, page 35

5. Please revise to discuss any penalties you will incur for failure to comply with the provisions of the Registration Rights Agreement that relate to your obligation to consummate the Exchange Offer no later than 360 days after the Closing Date, as such terms are defined in the Registration Rights Agreement.

Where You Can Find More Information, page 90

6. Please revise this section to include the language required by Item 11(b) of Form S-4, to reflect that all documents subsequently filed by you pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. We note that you include language reflecting incorporation of such documents including "filings made after the date of the initial registration statement…and before effectiveness of the registration statement," presumably in response to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, however, such language does not capture the same length of time.

7. Please include the Current Report on Form 8-K filed on August 6, 2013 and the quarterly report on Form 10-Q filed August 9, 2013 to the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statements effective date.

8. We presume that you will incorporate by reference the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, as requested in the comment above. It is unclear to us from the disclosure in Note 18 —Supplemental Condensed Consolidating Financial Information— on page 42 if the "Guarantor Subsidiaries" column includes all subsidiary guarantors identified in the table of registrant guarantors that follows the cover page of the registration statement. In this regard, we note that you have added 7 new guarantors, all "APL SouthTex" entities. Please advise us how you believe you are in compliance with Rule 3-10 of Regulation S-X. Please refer to Rule 3-10(f)(4) of Regulation S-X.

Exhibits

9. Please file for your subsidiary guarantors the exhibits required by Item 601(b)(3) of Regulation S-K.

Exhibit 5.1

10. We note the statements in the penultimate paragraph that counsel is not expressing an opinion as to the laws of any jurisdiction besides those specifically named in the opinion. In this regard, we note that some of the subsidiary guarantors are incorporated in Texas and that jurisdiction is not specifically included in the opinion. Please revise your legal opinion accordingly. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Exhibit 23.2

11. Please arrange for your auditor to include a consent that references the current registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director